SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                               Commission File
Number 0-23210

NOTIFICATION OF LATE FILING

(Check One):   [_] Form 10-K    [_] Form 11-K    [_] Form 20-F
               [X] Form 10-Q    [_] Form N-SAR

For Period Ended: September 30, 2001
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[_]  Transition Report on Form 10-K
[_]  Transition Report on Form 10-Q
[_]  Transition Report on Form 20-F
[_]  Transition Report on Form N-SAR
[_]  Transition Report on Form 11-K

For the Transition Period Ended:
                                ---------------------------------


      Read  attached  instruction sheet  before  preparing  form.
Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I. REGISTRANT INFORMATION


Full name of registrant TRISM, Inc.
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Former name if applicable
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Address of principal executive office (STREET AND NUMBER)

                     4174 Jiles Road
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City, State and Zip  Kennesaw, Georgia 30144
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          PART II. RULE 12b-25(b) AND (c)

       If  the  subject   report  could  not  be  filed   without
unreasonable   effort  or expense  and   the   registrant   seeks
relief   pursuant  to Rule  12b-25(b),  the following  should  be
completed. (Check box if appropriate.)

           (a)  The reasons described in reasonable detail in
                Part III of this form could not be eliminated without unreasonable effort or expense;

    [X]    (b)  The subject annual report, semi-annual report,
                transition report on Form 10-K, 20-F, 11-K or Form -SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                See Exhibit A

                           FORM 12b-25
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                        PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

For the quarter ended June 30, 2001 Form 10-Q could not be filed within the prescribed time limit because of the substantial time and attention of management required to collect data requested by our bank group in order to obtain waivers of our debt covenants. Futhermore, the Company's ability to timely file its Form 10-Q has been adversely affected by continued changes in management resulting from the resignations of the former Chief Executive Officer and Chief Financial Officer in late October 2000 and the resignation of the Corporate Controller in April 2001.

                      PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Thomas P. Krasner         770         795-4600
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               (Name)            (Area code)  (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                         [X] Yes         [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         [X] Yes         [_] No

     If so: attach an explanation of the anticipated change, both in narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. The Form 10-Q will be filed promptly following this Form 12b-25 for the reasons described above.


                              TRISM, Inc.
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               (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 15, 2001            By  /s/ Thomas P. Krasner
---------------------              ------------------------------
                                    Thomas P. Krasner,
                                    Chairman and President

     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer,) evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                            ATTENTION

      Intentional  misstatements or omissions of fact  constitute
Federal criminal violations (see 18 U.S.C. 1001).

                           FORM 12b-25
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Exhibit A

Financial Results and Liquidity

The Company is presently in default of certain covenants related to its Senior Subordinated Notes Due 2005 (the "New Notes") and has not made interest payments relating to such notes which were due March 15, 2001 and September 15, 2001. Under the terms of the New Notes, the thirty-day grace period with respect to such interest payments has passed and this constituted Events of Default under the terms of the indenture pursuant to which the New Notes were issued, which gives the noteholders the right to accelerate the New Notes. The total arrearage as of November 14, 2001 is $4.7 million, including interest at 13% on the past due amount. In addition, beginning in October 2000 the Company has been in default of certain covenants relating to its revolving credit facility (the "Revolver"). Since that time, the Company has negotiated several forbearance agreements with the lender for the Revolver, the terms of which have included payment of fees totaling $1.1 million, in exchange for such forbearance, as well as an increase in interest rates under the Revolver and a reduction in borrowing capacity. The most recent forbearance expires on November 30, 2001. The Company is presently negotiating with its lender for a continued extension of the forbearance agreements, however, such extension is not assured at this time. The Company is also in technical default on certain of its equipment debt and is several months behind in making certain of its equipment debt payments. As a result, in July 2001, one lender repossessed thirteen of the two-hundred-forty tractors which they financed. Partial payments have been made to the lender and repossessions have been discontinued.

On March 9, 2001, the Company announced the Board of Directors has engaged the Carreden Group, Inc., investment bankers located in New York City, as financial advisor to explore strategic alternatives. With the assistance of Carreden Group, the Company is currently exploring alternative financing to replace the Revolver and is also engaged in preliminary discussions with potential purchasers of substantially all of the Company's assets who have indicated their interests in pursuing such a transaction. There can be no assurances that the Company will be successful in accomplishing either of these objectives.
Moreover, the consummation of either of these alternatives may require a restructuring of the Company's existing indebtedness. In order to effect any such sale or restructuring of its indebtedness, it may be necessary for the Company to file for protection under Chapter 11 of the Bankruptcy Code.

On April 18, 2001, the Board of Directors authorized the retention of Transport Management, a trucking management firm, to assist in the management of the Company.

As a result of the continued decline in the profitability of the general freight services, the Company has downsized the Heavy Haul segment. To facilitate the downsizing, the Company announced the closure of Trism Specialized Carriers ("TSC") on August 22, 2001. TSC completed delivery of all shipments in transit to their destination points. The Company will continue some over-dimensional services in the Heavy Haul segment through Tri-State Motor Transit Co. ("TSMT"), which also operates in the Company's Secured Materials segment.

The Company is in the process of returning 892 tractors to equipment lenders and selling 2,737 trailers with a carrying value of $38.6 million and $20.9 million respectively as of September 30, 2001. The majority of this equipment had been operated by TSC. However, management has identified excess equipment in the Secured Materials segment that has been included in the above amounts. Trailers are being sold through an equipment broker the Company has engaged and the proceeds will be applied to the Revolver. Management estimates based on the current market for used trailers, that the proceeds from such sales will not be sufficient to recover the carrying value of the trailers. As a result the Company has recorded an impairment loss of approximately $1.2 million for trailers during the nine months ended September 30, 2001. Tractors are being returned to the equipment lenders for disposal and proceeds will be applied to equipment debt. Management estimates based on the current market for used tractors, that the proceeds from such sales will not be sufficient to recover the carrying value of the tractors. As a result, the Company recorded an impairment loss of approximately $12.0 million for tractors during the nine months ended September 30, 2001. Based on the balance of equipment debt and the application of the anticipated proceeds from the sale of such tractors, the Company expects the remaining balance of the equipment debt will be approximately $10.7 million. Proceeds from these sales to date are $2.0 million.

                         FORM  12b-25
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Exhibit A, continued

Financial Results and Liquidity continued

In addition to the reduction in the fleet, the Company has also reduced the number of driver and non-driver employees and is closing fifteen leased terminal facilities. No payments or other benefits were provided to severed employees except for accrued vacation. With respect to the closed terminal facilities, the Company has been able to exit lease agreements and management does not anticipate any material liability.

In August 2001, the Company reached agreements in principle to separately sell the two divisions of the Logistics segment, Trism Logistics, Inc. ("TLI"), and Trism Intermodal Services, to former officers of the Company. Declining revenues and shrinking customer lists prompted these sales.

The sale of Trism Intermodal Services, which was completed on August 20, 2001, resulted in the Company receiving $60,000 in cash in exchange for the net assets, excluding accounts receivable and accounts payable, of this business as of the closing date, and recognizing a gain on the disposal of $3,000. The operations of Trism Intermodal Services are included in income from discontinued operations of Logistics segment for all periods presented.

The sale of TLI, which was completed on August 31, 2001, resulted in the Company receiving total consideration of $245,000 ($26,000 in cash and a release from $219,000 in severance payments from a former officer) in exchange for the net assets, excluding accounts receivable and accounts payable, of this business as of the closing date, and recognizing a gain on the disposal of $313,000. The operations of TLI are included in income from discontinued operations of Logistics segment for all periods presented.

The Board of Directors of the Company has determined that the sale of these entities is fair to the Company and is on terms at least as favorable to the Company as might reasonably have been obtained at the present time from an unaffiliated party. No member of the Board of Directors has a personal interest in the sale.

The Company's headquarters in Kennesaw, Georgia has been listed for sale. The property has been listed for sale at $5.9 million as compared to a carrying value of $5.2 million. The Company has also listed for sale other land and terminal facilities throughout the country. These properties have been listed for sale at $8.3 million as compared to a carrying value of $5.6 million. This property collateralizes the Revolver and the sale proceeds will be used to reduce the Revolver.
The Company sold 160 acres of unimproved land in Joplin that was listed for sale. The related sale price of $1.1 million and carrying value of $0.5 million are not included in the above amounts.

The following events occurred after September 30, 2001:

On October 4, 2001 and October 5, 2001, two of the Company's tractors were involved in single motor vehicle incidents while transporting materials for the Department of Defense. As a consequence, the Department of Defense disqualified the Company from picking up munitions effective 6:00 p.m. October 25, 2001. The Department of Defense suspended this disqualification effective 6:00 a.m. November 5, 2001.

On October 16, 2001, the Company accepted early payment a $200,000 note receivable. The 10 year note for the sale of property in Claremore, Oklahoma was settled in full for $185,000.

In November 2001, the Company advised The CIT Group/Business Credit, Inc. and Fleet Capital Corporation, ("revolving credit lenders") that the Collateral Borrowing Base Certificates that are prepared and sent daily to the revolving credit lenders have overstated collateral assets by an estimated $4.4 million. On discovery of the misstatement, the Company took immediate action to terminate the employment of the Treasurer, and to increase the amount of borrowing base collateral by pledging additional unencumbered real property assets to its revolving credit lenders to bring the collateral borrowing base in line with its current loan balance. The erroneous borrowing base certificate had no effect on the Company's financial statements.

                       FORM  12b-25
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Exhibit A, continued

Financial Results and Liquidity continued

In November 2000, the Company purchased a premium-based insurance policy against bodily injury and property damage with a $500,000 deductible per occurrence. As a result of this policy, insurance costs have increased 48.3% from $2.9 million for the third quarter 2000 to $4.3 million for the third quarter 2001. The Company issued standby letters of credit in the amount of $9.3 million and collateralized an additional $5.4 million in the form of restricted cash deposits at September 30, 2001 in respect of their policies. Of the $9.3 million letters of credit, only $2.1 million remain outstanding as of September 30, 2001, $6.2 million was presented for payment, and $1.0 million was cancelled. During the quarter ended September 30, 2001, the
Company's insurer for personal injury presented for payment a $6.0 million letter of credit, which was collateral for the Company's liability for the deductible portion of outstanding claims, with which the insurance carrier has taken responsibility for related outstanding claims. The Company believes there will be no liability associated with outstanding claims. Insurance liability for claims was reduced by the amount of associated claims. On October 31, 2001, the Company obtained financing for insurance coverage for the Company's operations for a twelve month period beginning November 1, 2001 through October 31, 2002.

Existing credit facilities are not expected to be sufficient to cover liquidity requirements for the next twelve months and the Company is facing the prospect of not having adequate funds to operate its business. Due to a number of uncertainties, many of which are outside the control of the Company, there can be no assurance that additional credit facilities can be arranged or that any long term restructuring can be successfully initiated or implemented, in which case the Company may be compelled to file for protection under Chapter 11 or to liquidate under Chapter 7 of the Bankruptcy Code. Moreover, it may be necessary for the Company to file under Chapter 11 to implement any consensually negotiated restructuring of its indebtedness or a sale of the Company as discussed above.

These matters raise substantial doubt about the Company's ability to continue as a going concern. The Company's continued existence is dependent on several factors, including the Company's ability to overcome the operational and liquidity issues discussed above. The Company's consolidated financial statements for the three and nine months ended September 30, 2001 and for the year ended
December 31, 2000 do not include any adjustments that might result from the outcome of this uncertainty.

As previously discussed, management is exploring alternative financing structures and has also engaged in preliminary discussions with potential purchasers of some or all of the Company's assets. In order to effect a refinancing or sale, management has begun to implement a business plan that can significantly improve operating results. To date, management has, among other things, significantly reduced the size of its Heavy Haul segment by shedding unprofitable volume and focusing its efforts in this segment on a regionalized, as opposed to a national, basis, attempted to concentrate on the Secured Materials segment, a niche market which management believes is a core capability of the Company, and has sold the logistics segment. With this downsizing, the Company has (1) eliminated unnecessary personnel, (2) focused on other cost containment initiatives, (3) started to dispose of excess fleet and other property, the proceeds from which have been utilized to reduce debt and (4) closed certain unneeded terminal facilities. The continued support of the Company's vendors, customers, lenders, stockholders and employees will continue to be key to the Company's future success.